

May 19, 2014

<u>Via E-Mail</u>
Mr. Maulik Parikh
President and Chief Executive Officer
SMSA Gainesville Acquisition Corp.
610 Coit Road, Suite 200
Dallas, Texas 75075

> **Re:** **SMSA Gainesville Acquisition Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 9, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed May 15, 2014**
> **Response Letter Filed May 15, 2014**
> **File No. 000-53803**

Dear Mr. Parikh:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K/A, Filed May 15, 2014</u>

1. As previously requested, in connection with responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this statement must be provided <u>by the company</u>. This statement may not be provided on the company's behalf by its attorney. Please submit your written statement as correspondence on EDGAR as required by Rule 101 of Regulation S-T.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Chauncey Lane, Esq.
 Husch Blackwell, LLP